Exhibit 2.1

Execution Copy

Confidential Materials omitted and filed separately with the

Securities and Exchange Commission. Double asterisks denote omissions.

SHARE PURCHASE AGREEMENT

dated as of August 20, 2013

relating to the sale and purchase of the shares of

SF2I SA

TABLE OF CONTENTS

1	DEFINITIONS	5

2	PURCHASE AND SALE OF SHARES	11
2.1	Purchase and Purchase Price	11
2.2	Purchase Price Payment	11

3	CLOSING	13
3.1	Place and Date	13
3.2	Conditions Precedent to Closing	13
3.3	Closing Documents and Deliveries	14

4	REPRESENTATIONS AND WARRANTIES	16
4.1	Representations and Warranties of the Purchaser	16
4.2	Representations and Warranties of the Sellers	16

5	COVENANTS	31
5.1	Covenant Not to Compete and Not to Solicit	31
5.2	Breach of Covenant Not to Compete and Not to Solicit	31
5.3	Post-Closing Covenant by the Purchaser	32

6	INDEMNIFICATIONS	32
6.1	Indemnification by the Seller	32
6.2	Indemnification by the Purchaser	33
6.3	Deductions from Payments	33
6.4	Limitation in Time, Notification Requirement	34
6.5	Limitations of Liability	34
6.6	Exclusions of Liability	34
6.7	Third Party Claims	35
6.8	Exclusive Remedy	35
6.9	Tax Indemnity	36
6.10	[**] Claim Indemnity	36
6.11	Employee Indemnity	37
6.12	Lease Indemnity	37

7	MISCELLANEOUS	37
7.1	Notices	37
7.2	Entire Agreement	39
7.3	Severability of Provisions	39
7.4	Binding Effect, Benefit	39
7.5	Assignability	39
7.6	Amendment and Modification; Waiver	40

7.7	Announcements	40
7.8	Confidentiality	40
7.9	Adviser’s Fees; Expenses	40
7.10	Applicable Law	41
7.11	Arbitration	41

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT, dated as of August 20, 2013 (this “Agreement”), is by and between:

1.	Bottomline Technologies Limited, a private limited company incorporated in England and Wales with registered number 0809450 whose registered office is at 115 Chatham Street, Reading, Berkshire, RG1 7JX; (the “Purchaser”),

2.	Simon Kalfon, domiciled at 50A chemin de la Seymaz, 1253 Vandoeuvres, Switzerland;

3.	Philippe Meylan, domiciled at Résidence des Dents du Midi A1, rue de la Reine Fabiola, 1854 Leysin, Switzerland;

4.	Etienne Savatier, domiciled at 9A Plateau de Frontenex, c/o Angelo Perrotta, 1223 Cologny, Switzerland;

5.	David Benarroch, domiciled at 10 chemin Rojoux, 1231 Conches, Switzerland; (each a “Seller” and collectively the “Sellers”). For the purpose of this Agreement (subject to clause 6.10), the Sellers shall act jointly and severally and be represented by Simon Kalfon (the “Sellers’ Representative”).

PREAMBLE

WHEREAS, the Sellers own 1’692’000 outstanding and fully paid registered shares (the “Shares”) with a par value of CHF 1.- each of SF2I SA, a company incorporated in Switzerland with registered offices at 33, rue des Bains, c/o Sterci SA, Geneva (the “Parent Company”) representing the entire share capital of the Parent Company; the Sellers own the Shares as set forth in Schedule A;

WHEREAS, the Parent Company holds shares in the following companies, further details of which are set out in Schedule B hereto, (i) 100% of the share capital of Sterci SA, a company incorporated in Switzerland with registered offices at 33, rue des Bains, Geneva (the “Company”), (ii) 100% of the share capital of Sterci France SAS, a company incorporated in France (the “French Subsidiary”), (iii) 100% of the share capital of Sterci Canada, Inc., a corporation incorporated in Ontario, Canada, (iv) 100% of the share capital of Sterci USA Inc., a corporation incorporated in the State of New York, USA, and (v) 100% of the share capital of Sterci Germany GmbH, a private limited company incorporated in Germany (the companies listed at paragraphs (i) to (v) together, the “Parent Company Subsidiaries”);

WHEREAS, the Company holds shares in the following companies, further details of which are set out in Schedule B hereto, (i) 50.99% of the share capital of Simplex GTP Limited, a private limited company incorporated in England and Wales (the “English Subsidiary”), and (ii) 100% of the share capital of STERCI ASIA PTE. LTD, a limited private company incorporated in Singapore (the “Singapore Subsidiary”; the companies listed at paragraphs (i) and (ii) together with the Parent Company and the Parent Company Subsidiaries will be referred to as the “Group Companies”).

WHEREAS, the Sellers desire to sell the Shares and the Purchaser desires to purchase the Shares on the terms and subject to the conditions set out in the Agreement.

NOW THEREFORE, the Parties hereto agree as follows:

1 DEFINITIONS

“Acceptance of Drop Road Map”

shall mean (i) the day when [**] issues an Acceptance Sign-Off for the Drop Road Map after using such Drop Road Map in production for two (2) months or (ii) if [**] fails to issue an Acceptance Sign-Off for the Drop Road Map after using such Drop Road Map in production for two (2) months, the day which is two (2) weeks after [**] has been requested by the Company to issue an Acceptance Sign-Off.

The Acceptance of Drop Road Map shall for the purposes of this Agreement be considered as given even if an Acceptance Sign-Off contains Deviations which are to be corrected by the Company.

Defined terms used in this definition shall have the meaning ascribed to them in the relevant [**] Agreements.

“Accounts”

shall mean (i) the audited statutory financial statements of the Company and the Parent Company and the audited consolidated financial statements of the Parent Company for the accounting years ending 31 December 2010, 31 December 2011 and 31 December 2012, which all include a profit and loss statement and a balance sheet and (ii) the management accounts of the Company and the Parent Company on a consolidated basis as of 30 April 2013 prepared by the management of the Company for internal purposes only.

“Accounts Receivable”	shall mean any and all accounts receivable, trade receivables, notes receivable and other receivables arising in connection with the Business.
“Affiliate”	shall mean any company that directly, or indirectly through one or more intermediaries, is controlled by or is under common control with a Seller, a group of Sellers or any close relative of a Seller. For the purpose of this definition, a close relative of a Seller shall include such Seller’s spouses and children.

“Agreement”	shall have the meaning set forth above.
“Best Knowledge”	shall mean the actual knowledge which is held after having made due and careful inquires with the management and external advisers of the Group Companies.
“Business”

shall mean the business carried on by the Group Companies as of the date of this Agreement, in particular, but not limited to the provision of financial messaging and related software solutions and services to banking institutions and corporations.

“Business Day”	shall mean any day other than Saturday or Sunday on which banks are open for business in Geneva, Switzerland and London, England.
“Closing”	shall have the meaning set forth in Section 3.1.
“Closing Date”	shall have the meaning set forth in Section 3.1.
“CO”	shall mean the Swiss Code of Obligations.
“Company”	shall have the meaning set forth in the Preamble.
“Copyrights”	shall have the meaning set forth in Section 4.2.19.
“Customer Offerings”

shall mean (a) the products (including software and documentation in connection therewith) that the Group Companies (i) currently develop, market, distribute, make available, sell or license, or (ii) have developed, marketed, distributed, made available, sold or licensed prior to the Closing Date and which are still used by the customers, or (iii) are currently developing or planning to market, distribute, make available, sell or license in the future and (b) the services that the Group Companies (i) currently offer, provide or make available, or (ii) have provided or made available prior to the Closing Date and which are still provided to the customers, or (iii) currently have plans to offer, provide or make available in the future.

“[**] Agreements”	shall mean the Master Services Agreement entered into by [**] and the Company on December 14, 2012, and any related agreements including, but not limited to the [**] Umbrella Service Description, the [**] License Description, the [**] Project Description, the [**] Support Description or the [**] Output-Based Project Services statement.

“[**] Claim”	shall mean any claim, penalty or refund demand including, but not limited to, obligations arising under termination for cause, termination for convenience, milestone credits, warranty claims or claims to fund third party supplier costs made by [**] against the Company under and in accordance with the [**] Agreements.

“[**] Indemnity”	shall have the meaning set forth in Section 6.10.

“[**] Project”	shall mean the “Project” as such term is defined in the [**] Agreements.

“Disclosed”	shall mean fairly disclosed to the Purchaser in the Disclosure Letter with reasonable explanation and detail as to enable the Purchaser and its advisers to identify the nature, scope and implications of the matter concerned.

“Disclosure Letter”	shall mean the letter dated with the date of this Agreement from the Sellers to the Purchaser containing disclosures against the representations and warranties contained in Section 4.2, including the documents referred to therein, as set forth in Schedule C.

“Domain Names”	shall have the meaning set forth in Section 4.2.19.

“English Subsidiary”	shall have the meaning set forth in the Preamble.

“English Subsidiary Consideration”	shall mean GBP 3,569,930, representing the amount equal to 50.99% of the total value attributed by the Parties to the English Subsidiary (being GBP 7 million).

“Environmental Law”	shall mean any and all applicable laws or regulations regarding the protection of the environment (land, air, water or any combination thereof) and of nature or human health and safety.

“Escrow Account”	shall have the meaning set forth in Section 2.2b).

“Escrow Amount”	shall have the meaning set forth in Section 2.2b).

“Escrow Agreement”	shall have the meaning set forth in Section 2.2b).

“Final Date”	shall mean May 11, 2017.

“First Escrow Period”	shall have the meaning set forth in Section 2.2b).

“French Subsidiary”	shall have the meaning set forth in the Preamble.

“Group Companies”	shall have the meaning set forth in the Preamble.

“Indemnification Notice”	shall have the meaning set forth in Section 6.7.

“Indemnification Period”	shall have the meaning set forth in Section 6.4.

“Information Technology”	shall mean computer hardware, computer software and networks, excluding all consumables, cabling and peripherals

“Intellectual Property Rights”	shall mean all patents and patent applications, all trademarks and trademark applications (including but not limited to the Trademarks as defined in Section 4.2.19), all copyrights; all domain names and domain name applications; all rights in inventions; all registrations and applications and renewals for any of the foregoing; all trade names, trade secrets, confidential information, ideas, formulae, compositions, know-how, technical and computer data, documentation and software, financial, business and marketing plans, client and potential client lists, agent list, supplier lists and related information, marketing and promotional materials and all other information and intellectual property rights and all tangible embodiments thereof, in all cases whether registered or unregistered.

“Key Persons”	shall mean the Sellers and Julien Canet.

“Lease”	means the lease dated May 29, 2012, for the offices located at 53, route de Malagnou, Geneva, between SF2M SA as landlord and the Company as tenant.

“Lien”	shall mean any lien, charge, encumbrance or security interest including but not limited to interests arising from options, pledges, mortgages, indentures, security agreements, rights of first refusal or rights of pre-emption, irrespective of whether such Lien arises under any agreement, covenant, other instrument, the mere operation of statutory or other laws or by means of a judgment, order or decree of any court, judicial or administrative authority, and any agreement to create any of the foregoing.

“Material Adverse Effect”	shall mean any change or effect that is materially adverse to the Business, assets (including intangible assets), financial condition or prospects of the Group Companies.

“Notice”	shall have the meaning set forth in Section 6.4.

“Notice Period”	shall have the meaning set forth in Section 6.4.

“Off-the-Shelf Licence”	shall mean a licence of software in respect of which (i) the original purchase price did not exceed CHF 50,000, and (ii) the annual licence and/or maintenance fee in respect thereof does not exceed CHF 50,000.

“Off-the-Shelf Support Agreements”	shall mean an agreement for the maintenance and/or support of software in respect of which (i) the original price did not exceed CHF 50,000, and (ii) the annual fee thereunder does not exceed CHF 50,000.

“Open Source Materials”	shall mean any software code that contains or is derived (in whole or in part) from any software that is distributed as free software, shareware, open source software or distributed under a similar licensing or distribution model including software which, as a condition of use, modification or distribution requires that other software linking, combining, interacting or distributed with such software be (i) disclosed or distributed in source code form (ii) licensed for the purpose of making modifications or derivative works or (iii) redistributed or re-distributable at no charge or at a minimal charge (and shall include for the avoidance of doubt all software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) or any other license described by the Open Source Initiative as set forth on www.opensource.org).

“Parent Company”	shall have the meaning set forth in the Preamble.

“Parent Company Subsidiaries”	shall have the meaning set forth in the Preamble.

“Parties”	shall mean each of the Sellers and the Purchaser.

“Patents”	shall have the meaning set forth in Section 4.2.19.

“Pending Claims”	shall have the meaning set forth in Section 2.2b).

“Pension Fund”	shall have the meaning set forth in Section 4.2.27.

“Pension Fund Certificate”	shall have the meaning set forth in Section 4.2.27.

“Proprietary Software”	shall mean software in which any Group Company owns any Intellectual Property.

“Purchaser”	shall have the meaning set forth in the Preamble.

“Purchase Price”	shall mean CHF 105,950,000 plus the English Subsidiary Consideration.

“Rules”	shall have the meaning set forth in Section 7.11.

“Second Escrow Period”	shall have the meaning set forth in Section 2.2b).

“Seller(s)”	shall have the meaning set forth in the Preamble.

“Sellers’ Representative”	shall mean Simon Kalfon.

“Shares”	shall have the meaning set forth in the Preamble.

“Significant Agreements”	shall have the meaning set forth in Section 4.2.22.

“Singapore Subsidiary”	shall have the meaning set forth in the Preamble.

“Social Security Contributions”	shall mean the mandatory contributions to the old-age pension insurance scheme (AVS), pension fund scheme (LPP), invalidity insurance (AI), loss of salary insurance (APG) and unemployment insurance (ACI), or any equivalent or similar contributions and any other social security contributions (including accident and health insurance contributions as the case may be) applicable in the jurisdictions in which the Group Companies do business, together with any interest or any penalty imposed by any social security authority with respect thereto.

“Taxes”	shall mean all income, profits, capital gains, capital, stamp, anticipatory, gross receipts, sales, value added, use, real property transfer taxes, import duties and other taxes or contributions (whether payable directly or by withholding), whether assessed by Swiss or foreign authorities or by the taxpayer itself, together with any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto.

“Third Escrow Period”	shall have the meaning set forth in Section 2.2b).

“Trademarks”	shall have the meaning set forth in Section 4.2.19.

“UK SPA”	shall mean the share purchase agreement governed by English law between, inter alia, the Purchaser, Capital Markets Technologies, Inc. and Philip Walsh, entered into on the date of this Agreement and pursuant to which the Purchaser will acquire on the Completion Date (as defined in the UK SPA) 49.01% of the issued share capital of the English Subsidiary from Capital Markets Technologies, Inc. and Philip Walsh, attached hereto as Schedule D.

“VAT”	shall have the meaning set forth in Section 4.2.14.

“Warranty End Date”	shall mean the date which is six months after the Acceptance of Drop Road Map.

2 PURCHASE AND SALE OF SHARES

2.1	Purchase and Purchase Price

Subject to all of the terms and conditions of this Agreement, each of the Sellers shall sell to Purchaser, and the Purchaser shall purchase from each of the Sellers, at Closing good and valid title to the Shares owned by him as set out in Schedule A, free from any Lien, for the Purchase Price payable pursuant to this Agreement.

Each Seller waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on him under the articles of association of the Parent Company or otherwise, and hereby consents to the transactions contemplated herein for all purposes as required, in each case, under the articles of association of the Parent Company or otherwise.

2.2	Purchase Price Payment

The Purchase Price will be payable as follows:

a)	the Purchase Price, reduced by the amount specified in Section 2.2b) below, shall be payable on the Closing Date to the following bank accounts of the Sellers’ Representative:

CHF account:

IBAN: CH16 0024 0240 6203 5801 X

BIC/SWIFT: UBSWCHZH80A

GBP account:

IBAN: CH88 0024 0240 6203 5860 F

BIC/SWIFT: UBSWCHZH80A

b)

an amount equal to CHF 15,600,000.- (the “Escrow Amount”) shall be payable on the Closing Date to the escrow account (the “Escrow Account”) pursuant to the escrow agreement attached hereto as Schedule 2.2b) (the “Escrow Agreement”). The Escrow Account shall be opened in Switzerland in the name of UBS AG for the account of, collectively, the Purchaser and the Sellers. The Escrow Amount shall be used as first recourse by the Purchaser in respect of (i) any claim the Purchaser may have pursuant to Section 6 (to the exception of Section 6.10) of this Agreement during a period of eighteen (18) months from Closing and (ii) any claim the Purchaser may have pursuant to Section 6.10 of this Agreement during a period from Closing through the Final Date, in both cases where such claim is admitted by the Sellers or recognized by a final award. For the avoidance of doubt, in the event the Sellers’ liability exceeds the amount held in the Escrow Account, the Purchaser shall continue to have recourse against the Sellers in respect of any such claim (subject to the limitations set out in Section 6 and, in particular, 6.10, if any). The Escrow Account shall be maintained from Closing through the Final Date. The Escrow Amount shall be released (with interest) in favor of the relevant Parties in accordance with the terms of the Escrow Agreement and the following principles (and the Parties undertake to give UBS AG the relevant instructions to that effect):

•

After a period of eighteen (18) months from Closing (the “First Escrow Period”), the Escrow Amount shall be reduced to an amount equal to CHF 5,000,000.-, plus the aggregate amount of any claims made by the Purchaser before the end of the First Escrow Period pursuant to Section 6 of this Agreement but not yet determined (the “Pending Claims”). The undisputed amount (i.e. any amount in excess of the sum of CHF 5,000,000.- plus any Pending Claims) shall be released in favour of the Sellers within ten (10) Business Days following the last day of the First Escrow Period. The amount representing any Pending Claims shall be released in favour of the relevant Parties within ten (10) Business Days following the execution of a settlement agreement by the Parties in relation to such Pending Claims or the notification of a final award in respect thereof.

•

After a period ending upon the Acceptance of Drop Road Map (the “Second Escrow Period”), the Escrow Amount shall be reduced to an amount equal to CHF 3,000,000.-, plus any Pending Claims made before the end of the Second Escrow Period. The undisputed amount (i.e. any amount in excess of the sum of CHF 3,000,000.- plus any Pending Claims) shall be released in favour of the Sellers within ten (10) Business Days following the last day of the Second Escrow Period. The amount representing any Pending Claims shall be released in favour of the relevant Parties within ten (10) Business Days following the execution of a settlement agreement by the Parties in relation to such Pending Claims or the notification of a final award in respect thereof. If [**] fails to issue an Acceptance Sign-Off for the Drop Road Map after using such Drop Road Map in production for two (2) months, the Purchaser shall (if the Company fails to act) procure that the Company requests [**] to issue an Acceptance Sign-Off (defined terms used in this sentence shall have the meaning ascribed to them in the relevant [**] Agreements).

•

After a period ending upon the Warranty End Date (the “Third Escrow Period”), the Escrow Amount shall be reduced to an amount equal to CHF 567,372.-, plus any Pending Claims made before the end of the Third Escrow Period. The undisputed amount (i.e. any amount in excess of the sum of CHF 567,372.- plus any Pending Claims) shall be released in favour of the Sellers within ten (10) Business Days following the last day of the Third Escrow Period. The amount representing any Pending Claims shall be released in favour of the relevant Parties within ten (10) Business Days following the execution of a settlement agreement by the Parties in relation to such Pending Claims or the notification of a final award in respect thereof.

•

After the Final Date, all amounts in the Escrow Account shall be released from the Escrow Account in favour of the Sellers provided that no Pending Claim has been made by the Purchaser before then. The undisputed amount (i.e. any amount in excess of any Pending Claims) shall be released in favour of the Sellers within ten (10) Business Days following the Final Date. The amount representing any Pending Claims shall be released in favour of the relevant Parties within ten (10) Business Days following the execution of a settlement agreement by the Parties in relation to such Pending Claims or the notification of a final award in respect thereof.

The Parties agree that the allocation of the Purchase Price between the Sellers is the sole responsibility of the Sellers. The Purchaser shall be fully released from any payment obligation upon payment of the Purchase Price in accordance with this Section 2.2.

3 CLOSING

3.1	Place and Date

Subject to the fulfillment of each of the conditions precedent set out in Section 3.2, the closing of the sale and purchase of the Shares (the “Closing”) shall take place at the offices of Lenz & Staehelin, attorneys-at-law, Geneva, on the date of this Agreement (the “Closing Date”).

3.2	Conditions Precedent to Closing

3.2.1	Conditions to the obligations of the Purchaser

The obligations of the Purchaser to effect the transaction contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to Closing of the following conditions:

a)	the representations and warranties by the Sellers set forth in Section 4.2 shall be true and accurate in all respects as of the Closing Date;

b)	Simon Kalfon shall have executed an employment agreement substantially in the form of the agreement attached hereto as Schedule 3.2.1b);

c)	Philippe Meylan shall have executed an employment agreement substantially in the form of the agreement attached hereto as Schedule 3.2.1c);

d)	Etienne Savatier shall have executed an employment agreement substantially in the form of the agreement attached hereto as Schedule 3.2.1d);

e)	David Benarroch shall have executed an employment agreement substantially in the form of the agreement attached hereto as Schedule 3.2.1e);

f)	the Purchaser shall have completed its due diligence review on the Group Companies to the Purchaser’s satisfaction;

g)	the Purchaser’s board of directors shall have approved the transactions contemplated by this Agreement;

h)	the Parent Company’s board of directors shall have approved the sale of the Shares contemplated by this Agreement;

i)	the Sellers shall have cancelled as at the Closing Date (and subject to Closing occurring) the shareholders agreement (Convention d’Actionnaires) dated 23 February 2004 relating to their holding of the Shares;

j)	revised articles of incorporation of the Parent Company and the Company substantially in the form as attached hereto as Schedule 3.2.1j) shall have been registered in the commercial register of the canton of Geneva;

k)	the intercompany loan of CHF 1,950,000.- made by the Parent Company to SF2M SA shall have been assigned by the Parent Company to the Sellers;

l)	the Company, Mr. Modai and the French Subsidiary shall have confirmed in writing that since July 20, 2008 Mr. Modai is exclusively employed by the French Subsidiary;

m)	Ralf Baust, Volker Heinze, Urs Flück and Blaise Mayor shall have signed waiver letters regarding their rights to receive stock options of the Parent Company or the Company.

3.2.2	Conditions to the obligations of the Sellers

The respective obligations of the Sellers to effect the transaction contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to Closing of the condition that the representations and warranties by the Purchaser set forth in Section 4.1 shall be true and accurate as of the Closing Date.

3.3	Closing Documents and Deliveries

3.3.1	Documents to be delivered by the Sellers

On the Closing Date, the Sellers shall present to the Purchaser:

a)	all of the original certificates representing the Shares, duly endorsed in blank;

b)	the Parent Company’s share register, evidencing the registration, as at Closing, of the Purchaser as the sole shareholder of the Parent Company;

c)	letters of resignation of the board members of the Group Companies and other corporate resolutions of the Group Companies substantially in the form of the documents attached hereto as Schedule 3.3.1c);

d)	original resolution of the board of directors of the Parent Company approving the sale of the Shares contemplated by this Agreement;

e)	the Disclosure Letter duly signed by each of the Sellers;

f)	original copies of the employment agreements referred to in Sections 3.2.1b) to 3.2.1e);

g)	written evidence of the assignment by the Parent Company to the Sellers of the loan referred to in Section 3.2.1k);

h)	written confirmation referred to in Section 3.2.1l);

i)	original copies of the waiver letters referred to in Section 3.2.1m);

j)	statement of consolidated cash position of the Group Companies as of two Business Days before the Closing Date;

k)	with respect to the acquisition by the Parent Company of the thirty five (35) percent stake in the French Subsidiary:

•

an original copy of the share transfer order (ordre de mouvement) dated and executed by Mr. Modaï with the handwritten mention “Bon pour le transfert de douze mille neuf cent cinquante (12.950) actions”;

•

an original copy or a certified copy of the notification (demande d’agrément) sent by Mr. Modaï to the French Subsidiary prior to the shareholders meeting approving the sale of Mr. Modaï’ shares to the Parent Company (and the corresponding acknowledgement of receipt (accusé de réception) of such letter);

•	an original copy or certified copy of the minutes of the shareholders general meeting approving the sale of Mr. Modaï’ shares to the Parent Company;

•

an original copy or certified copy of the notification sent by Mr. Modaï as President to Mr. Modaï as seller in order to communicate the shareholders decision (and the corresponding acknowledgement of receipt (accusé de réception) of such letter or the proof of envoy);

•

the original share transfer register of the French Subsidiary (registre de mouvement de titres) and the original shareholders individual accounts (comptes individuels d’associés) duly updated with the sale of Mr. Modaï’s share (i.e. stating that the Parent Company holds 100% of the shares in the French Subsidiary);

•	the original shareholders decisions register (registre des décisions des associés or registre d’assemblées) and all other corporate registers, if any.

3.3.2	Documents to be delivered by the Purchaser

On the Closing Date, the Purchaser shall present to the Sellers:

a)	a duly signed counterpart of the Disclosure Letter;

b)	evidence of payment of the Purchase Price in accordance with Section 2.2a) of this Agreement; and

c)	copy of the resolution of the board of directors of the Purchaser approving the transactions contemplated by this Agreement.

3.3.3	Exchange of Documents

Upon receipt by the Sellers’ Representative of confirmation from his bank of reception of the Purchase Price in accordance with Section 2.2a) of this Agreement, the Parties shall exchange the documents listed in Sections 3.3.1 and 3.3.2 and the Closing shall be considered as effected.

4 REPRESENTATIONS AND WARRANTIES

Each Party hereby makes the representations and warranties contained in this Section 4 to the other Party, each of which is true and correct as of the Closing Date.

4.1	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Sellers as follows:

4.1.1	Organization of the Purchaser

The Purchaser is duly incorporated and validly existing under the laws of England and Wales.

4.1.2	Capacity, Authority and Consent

This Agreement has been duly authorized and validly executed and delivered by the Purchaser and is valid and enforceable against the Purchaser in accordance with its terms. The Purchaser has full power and authority to enter into this Agreement and to carry out the transactions mentioned in this Agreement. This Agreement and the transactions contemplated hereby will, when executed, constitute valid and binding obligations of the Purchaser enforceable in accordance with its terms. No authorizations, permits, or consents are required from any governmental or administrative authority for the entering into of this Agreement and for the consumption of the transactions contemplated by this Agreement.

4.1.3	No Violations

The execution, delivery and performance of this Agreement by the Purchaser does not violate the Purchaser’s articles of association, and does not breach any agreement to which it is a signatory or any governmental law, regulation, order or judgment to which it is subject.

4.2	Representations and Warranties of the Sellers

The Sellers hereby jointly and severally make the representations and warranties set forth in this Section 4.2 to the Purchaser, each of which is true and correct as of the Closing Date, it being specified for the avoidance of doubt that all the representations and warranties set out in this Section 4 are subject to the disclosures set out in the Disclosure Letter.

Any reference to the Group Companies in this Section 4.2 shall include all Group Companies with the exception of the English Subsidiary. The Sellers hereby jointly and severally make the representations and warranties and give the indemnities relating to the English Subsidiary set forth in the UK SPA (subject to the limitations under the UK SPA) to the Purchaser, each of which is true and correct as of the Signing Date (as defined in the UK SPA).

In order to determine the liability of the Sellers under this Agreement for a breach of the representations and warranties, or a breach of the indemnities, set forth in the UK SPA, it shall be considered as if the Sellers were sellers of 50.99% of the shares in the English Subsidiary under the UK SPA and as if the Sellers’ position as such sellers were identical to that of CMT (as defined in the UK SPA) under the UK SPA (for example, as regards CMT’s knowledge of facts covered by the representations and warranties). As a result, the Sellers shall be liable under this Agreement only if and to the extent that they would have been liable under the UK SPA had they been a party thereto in respect of the shares held by the Company in the English Subsidiary (and being in a situation identical to that of CMT) and only if and to the extent that they are liable pursuant to the terms of this Agreement.

For illustrative purposes and without limitations, (i) the Sellers shall only be liable under this Agreement for a damage arising out of a breach of the representations and warranties, or a breach of the indemnities, set forth in the UK SPA up to 50.99% of such damage given that the sellers under the UK SPA are severally, not jointly, liable and (ii) the total liability of the Sellers under this Agreement for any and all breaches of the representations and warranties and indemnities set forth in the UK SPA will not in any event exceed the amount of the English Subsidiary Consideration given that the total liability of the sellers under the UK SPA cannot exceed the amount of the consideration which they receive thereunder.

4.2.1	Capacity, Authority and Consent

The Sellers have the right and the capacity to execute this Agreement and to perform their obligations under this Agreement. This Agreement and the transactions contemplated hereby constitute valid and binding obligations of the Sellers enforceable in accordance with its terms. No authorizations, permits, or consents are required from any governmental or administrative authority for the consumption of the transactions contemplated by this Agreement.

4.2.2	Corporate Organization

The Group Companies are duly incorporated and validly existing under the laws of their respective place of incorporation and have the full corporate power and authority to own or use their assets and properties and to conduct their business as the same is presently being conducted.

The excerpt of the registry of commerce, the articles of association and the internal regulations of the Group Companies (or equivalent documentation), are true, correct, legally compliant in all material respect and up-to-date and are not breached or compromised by the transaction effected by this Agreement.

4.2.3	Corporate Information and Capital Structure

The details of the Group Companies set out in Schedule B are true and accurate.

The acquisition by the Parent Company of the thirty five (35) percent stake in the French Subsidiary, such that it is wholly owned by the Parent Company as at the date of this Agreement, was duly consummated in accordance with applicable law, the constitutional documents of that Parent Company and the French Subsidiary and any shareholders’ agreement or other agreement between the shareholders of the French Subsidiary in existence as at the date of such acquisition.

4.2.4	Ownership of Shares

The Shares are, directly, legally and beneficially owned, in their entirety, free and clear of any Liens, by the Sellers as set forth in Schedule A, and are duly and validly issued and fully paid.

The shares in the Company are, directly, legally and beneficially owned, in their entirety, free and clear of any Liens, by the Parent Company, and are duly and validly issued and fully paid.

All of the issued shares in the Parent Company Subsidiaries other than the Company are, directly, legally and beneficially owned, in their entirety, free and clear of any Liens, by the Parent Company, and are duly and validly authorized and issued, and fully paid.

All of the issued shares in the Singapore Subsidiary and the English Subsidiary (as regards the English Subsidiary, only those shares held by the Company) are, directly legally and beneficially owned, in their entirety, free and clear of any Liens, by the Company, and are duly and validly authorized and issued, and fully paid.

4.2.5	No Right of Third Parties over Shares

There exists no agreement, authorization or obligation (present or future, absolute, contingent or otherwise) of any Group Company to issue or sell shares, options, warrants, conversion privileges, rights of preemption, rights of first refusal, or any similar or analogous right over or affecting shares of the Group Companies to any person and no person has claimed to be entitled to any of the foregoing.

4.2.6	No Conflict

There exist no limitations under law, the articles of association (or equivalent documents) of the Group Companies or any contracts by which the Sellers are bound or any arrangement with the shareholders or directors of the Group Companies that would prevent the Sellers from entering into or performing their obligations under this Agreement.

There are no actions, suits or proceedings pending against the Sellers or the Parent Company before any court or administrative board, agency or commission which involve a claim by a governmental or regulatory authority, or by a third party, which would operate to hinder or impair the consummation of the transactions contemplated by this Agreement. To the Best Knowledge of the Sellers, there are no actions, suits or proceedings in accordance with the preceding sentence which have been threatened to be filed or instituted against the Sellers or the Parent Company.

Neither the execution nor the delivery of this Agreement will:

a)	violate, conflict with, constitute a default under, or give any governmental body or any other person a right to challenge, in full or in part, any of the transactions mentioned in or contemplated by this Agreement under, any applicable law or regulation or any order or judicial or administrative decision to which the Sellers or any Group Company is subject;

b)	violate, conflict with the terms of, constitute a default under, or give any governmental body a right to revoke, suspend, or modify any governmental authorization held by any Group Company;

c)	except in respect of any agreement which generates yearly revenues of less than CHF 50,000, violate, constitute a default under, or give any person the right to terminate, declare a default, exercise any other remedy under, or change the terms of, or relieve such person from its obligations under, any agreement to which any Group Company is a party;

d)	result in any indebtedness of any Group Company becoming due and payable prior to its stated maturity; or

e)	require the Sellers or any Group Company to obtain any governmental authorization.

4.2.7	Financial Statements

The Sellers have delivered to the Purchaser the Accounts, all attached to the Disclosure Letter.

The statutory financial statements included in the definition of “Accounts” have been prepared in accordance with Swiss law and the articles of incorporation of the Company or the Parent Company (as applicable), applied in all material respects on a consistent basis throughout the last three financial years. These statutory financial statements correctly present the financial condition of the Company and the Parent Company as of the respective dates and for the periods referred to in such statutory financial statements, all in accordance with Swiss law and the articles of incorporation of the Company or the Parent Company (as applicable).

The audited consolidated financial statements included in the definition of “Accounts” have been prepared in accordance with Swiss law and the consolidation and valuation principles as set out in the notes, applied in all material respects on a consistent basis throughout the last three financial years. These audited consolidated financial statements correctly present the financial condition of the Parent Company as of the respective dates and for the periods referred to in such consolidated financial statements, all in accordance with Swiss law and the consolidation and valuation principles as set out in the notes.

The management accounts as of 30 April 2013 of the Company and the Parent Company attached to the Disclosure Letter have been prepared in good faith for the purposes of management support and are materially consistent with past practice.

4.2.8	No Undisclosed Liabilities

The Accounts which are audited contain all actual, conditional and contingent liabilities and all accruals and reserves as per the date of the relevant Accounts that, according to the provisions of Swiss law should be contained therein. There exist no liabilities of the Company and the Parent Company other than those set out in the Accounts, with the exception of liabilities which have been incurred in the ordinary course of business since December 31, 2012.

4.2.9	Accounts Receivables

All Accounts Receivable of any Group Company as at the Closing Date have arisen out of bona fide transactions in the ordinary course of business. Except for the provisions for bad debts (as shown in the accounts of the relevant Group Company or as authorized under Swiss law) which are accurate to the Best Knowledge of the Sellers, the Sellers are not aware of Accounts Receivable that will not be recoverable in full, in the normal course of business.

4.2.10	Capital Improvements

The Disclosure Letter describes all capital improvements or purchases or other capital expenditures which exceed CHF 50,000 which the Group Companies have committed to or contracted for and which have not been completed prior to the date hereof and the costs and expenses (including professional fees and charges) reasonably estimated as being required to complete such transactions.

4.2.11	Absence of Change

Since December 31, 2012, there has not been any:

a)	change in the financial condition, assets, liabilities, personnel or operations of the Group Companies or in their relations with suppliers, customers or others, other than changes in the ordinary course of business;

b)	changes which have had or could have a Material Adverse Effect;

c)	damage, destruction, loss, or other action which may give rise to any material liability or material obligation of the Group Companies (whether or not covered by insurance) adversely affecting their assets;

d)	indebtedness for borrowed money incurred by the Group Companies becoming, or becoming capable of being declared, repayable earlier than the due date for payment, or forgiveness or cancellation of indebtedness owed to the Group Companies or waiver of any claims or rights by the Group Companies with regard to such indebtedness, other in all cases than having occurred in the ordinary course of business;

e)	increase in the compensation or benefits paid or payable by the Group Companies to any of their officers or employees or agreement to do the same, except for increases in the ordinary course of business (save for any payments made to a Seller’s Affiliate in respect of the Lease);

f)	payment of dividend, distribution or other disposition or any transfer, lease, license of assets of any Group Company to any Seller (save for the payment by the Parent Company of a dividend of up to CHF 4,200,000 to the Sellers and for the approval by the shareholders of the French Subsidiary of the acquisition by the Company of 35% of the shares in the French Subsidiary);

g)	Liens or similar encumbrances placed on or created or extended over any of the assets of the Group Companies, other in all cases than having occurred in the ordinary course of business;

h)	resolution passed by the shareholders of any Group Company (save for the shareholders’ meeting of the Parent Company resolving on the distribution of a dividend of up to CHF 4,200,000 to the Sellers);

i)	failure by a Group Company to pay its creditors within their respective credit terms, where such event would have a Material Adverse Effect;

j)	amendment or termination of any contract, license or other agreement of the type described in Section 4.2.22 to which any Group Company is a party, other than in the ordinary course of business;

k)	change in the collection, payment or credit practices of the Group Companies or in the accounting practices, procedures or methods of any Group Company, other than in the ordinary course of business;

l)	agreement, arrangement or transaction, other than agreements, arrangements or transactions in the ordinary course of business or of an arm’s length nature, between any Group Company and (i) any Seller or a Seller’s Affiliate, or (ii) any officer or employee of such Group Company; and

m)	written notice given by any supplier or customer of any Group Company that they intend to terminate or by which they terminate a current contractual relationship with the relevant Group Company, or that they intend to reduce their supplies to or custom with the relevant Group Company.

4.2.12	Insider contracts

a)	No Group Company is party to any contract or arrangement in which any of the Sellers or any Seller’s Affiliate is interested, directly or indirectly, nor has there been any such contract or arrangement at any time during the period of six years ending on the Closing Date and there is not now outstanding any debt, liability or obligation of any Group Company to any Seller or any Seller’s Affiliate. There are no loans outstanding made by any of the Group Companies to the Sellers.

b)	The Group Companies and the Business do not depend on the use of any asset owned by, or facilities or services provided by, any Seller or any Seller’s Affiliate.

c)	No Seller, nor any Seller’s Affiliate has any interest, directly or indirectly, in any business which is, or so far as the Sellers are aware, will become, competitive with the Business.

4.2.13	Insolvency

a)	No order has been notified and no resolution has been passed for the winding up of any Group Company, for a provisional liquidator to be appointed in respect of any Group Company and, to the Best Knowledge of the Sellers, no petition has been presented and no meeting has been convened for the purpose of winding up any Group Company.

b)	No receiver (which expression shall include an administrative receiver) has been appointed in respect of any Group Company or all or any of its assets.

c)	The Group Companies are not insolvent, or unable to pay their debts and have not stopped paying their debts as they fall due in a manner that would legally entitle a creditor to initiate insolvency proceedings.

d)	No unsatisfied judgment is outstanding against any Group Company.

4.2.14	Taxes

a)	Filing of Returns. The Group Companies have filed correct and accurate returns for Taxes and have otherwise complied in all material respects with requirements relating to the filing of Tax returns and the supply of information required to be supplied to any tax authority.

b)	Payment of Taxes. The Group Companies have complied in all material respects with all and any requirements relating to the payment of Taxes, of whatever nature, including interest and penalties, if any.

c)	Tax Provisions. The Group Companies have paid and, if not paid, established adequate provisions in the Accounts which are audited for all Taxes due in respect of the results, operations or transactions of the Group Companies.

d)	No Dispute. The Group Companies are not subject to formal proceedings or investigations related to Taxes (except for requests for additional information) by the respective authorities and no such proceedings are, to the Best Knowledge of the Sellers, threatened against the Group Companies.

e)	No Withholding Tax on Dividends. To the Best Knowledge of the Sellers or as mentioned in this Agreement, the Group Companies have not distributed or caused to be distributed, any hidden dividend, or distributed or granted any other benefit to any Seller or any other person which could lead to the imposition of any withholding taxes on dividends or constructive dividends.

f)	Tax Documentation. The Group Companies have maintained in all material respects all documents required for tax purposes. In particular, the Group Companies have maintained in all material respects all documents required for value added tax (“VAT”) purposes and such kept documents are sufficient to perform a computation of (i) the VAT due by the Group Companies and (ii) the relevant VAT input.

4.2.15	Environment

To the Best Knowledge of the Sellers, the Group Companies conduct their activities in conformity with Environmental Law. To the Best Knowledge of the Sellers, no action has been undertaken or, threatened to be undertaken by Swiss (or foreign authorities) with respect to Environmental Law which could have a Material Adverse Effect. To the Best Knowledge of the Sellers, no facts, events or conditions in existence on or prior to the date hereof and relating to the past or present facilities, properties or operations of the Group Companies will give rise to any investigatory, remedial or corrective obligations pursuant to Environmental Law, or give rise to any other liabilities of the Group Companies for having caused onsite or offsite releases of hazardous materials, substances or wastes, personal injury, contamination of soil, water, air or groundwater, property damage or damage to natural resources, pursuant to Environmental Law.

4.2.16	Owned Real Property

The Group Companies do not own any real property (including ground lease and similar rights), interest in and undertaking to buy real property (including ground lease and similar rights), buildings or facilities.

4.2.17	Leased Real Property

The Disclosure Letter sets forth a complete and correct list of all real property and premises leased in whole or in part to any Group Company, as of the date of this Agreement (the “Leased Real Property”).

The lease contracts to which any Group Company is party as tenant as of the date hereof allow use of the leased property in accordance with the terms and conditions of such lease contracts. None of the lease contracts is terminable by any third party, or would be breached, in all cases, as a result of the transactions mentioned in this Agreement.

Each lease of premises utilized by any Group Company is legal, valid and binding in all material respects, and any such Group Company is free of any material default or breach and quietly enjoys the premises provided for therein. Each rental and other payment due from any such Group Company thereunder has been duly paid.

4.2.18	Condition of Personal Property and Assets; Sufficiency

There are not outstanding, and no Group Company has agreed to create, any Liens over the undertaking or assets of any Group Company securing the discharge of any liabilities of, or the performance of any obligations of, any third party, other than Liens arising in the ordinary course of business. The Group Companies are not in material default under the terms of any bank facilities or trading lines made by it. The equipment, personal property and other tangible assets (other than inventory) owned by the Group Companies are (i) owned free of Liens, other than Liens arising in the ordinary course of business, and are in good repair and operating condition, normal wear and tear excepted; (ii) have been maintained regularly in all material respects in accordance with past practice of the Group Companies and with any applicable manufacturer’s guideline, and (iii) may be used for their intended purpose in the normal course of business.

4.2.19	Intellectual Property Rights

a)	The Group Companies own and possess all rights, titles and interests in and to, or have a written, enforceable (in all material respects) license to use, all of the Intellectual Property Rights necessary for the operation of the Business free and clear of all Liens, other than Liens arising in the ordinary course of business.

b)	All renewal, application and other official registry fees (including fines, penalties and interest) and steps required for the maintenance, protection and enforcement of any registered Intellectual Property Rights owned by any Group Company have been paid and taken, except where the failure to do so would not have a Material Adverse Effect. To the Best Knowledge of the Sellers, no Intellectual Property Rights owned by any Group Company is invalid or unenforceable in any material respect.

c)	The Disclosure Letter contains a complete and correct list of all the patents (including patent applications) that are part of the Intellectual Property Rights that the Group Companies have registered in Switzerland and abroad (the “Patents”).

d)	The Disclosure Letter contains a complete and correct list of all the copyrights that are part of the Intellectual Property Rights that the Group Companies have registered in Switzerland and abroad (the “Copyrights”).

e)	The Disclosure Letter contains a complete and correct list of all the trademarks (including trademark applications) that are part of the Intellectual Property Rights that the Group Companies have registered in Switzerland and abroad (the “Trademarks”).

f)	The Disclosure Letter contains a complete and correct list of all the domain names that are part of the Intellectual Property Rights that the Group Companies have registered in Switzerland and abroad (the “Domain Names”).

g)	None of the Intellectual Property Rights owned by any Group Company is subject to any licence of right, compulsory licence or other compulsory right of use and no person is entitled to any such right over any such Intellectual Property Rights.

h)	No claim by any third party (including former or current employees) contesting the validity, enforceability, use or ownership of any Intellectual Property Rights, including the Patents, the Copyrights, the Trademarks and the Domain Names, owned or used by the Group Companies has been made, is currently outstanding or, to the Best Knowledge of the Sellers, is threatened.

i)	The Group Companies have not received any written notices of any infringement or misappropriation of, or other conflict with any third party with respect to, any Intellectual Property Rights, owned or used by the Group Companies, nor have the Group Companies received any claims of infringement or misappropriation of, or conflict with, any Intellectual Property Rights of any third party.

j)	The Group Companies have not infringed, misappropriated or otherwise acted in conflict with any Intellectual Property Rights of any third party, nor are the Sellers aware, to their Best Knowledge, of any infringement, misappropriation or conflict which will occur as a result of the continued operation of the Business as conducted.

k)	No Seller is aware, to his Best Knowledge, of any actual or alleged breach, invalidity, or grounds for termination or rescission of any licence of Intellectual Property Rights to any Group Company. To the Sellers’ Best Knowledge, no use of software currently or previously licensed to any Group Company (i) infringes, or has infringed, the Intellectual Property of any third party or (ii) exceeds, or has exceeded, the scope of use licensed to any Group Company. No person has made any written allegations to any Group Company of any matters covered by the foregoing sentence.

l)	All Intellectual Property Rights owned or used in connection with the Business will be owned by or available for use by the Group Companies immediately subsequent to the Closing on identical terms and conditions to those prior to Closing.

m)	No Group Company has at any time transferred ownership of any Intellectual Property Rights to a Seller or a Seller’s Affiliate.

n)	No Group Company has at any time breached any commercial limitation or restriction with respect to its ability to sell and/or license GTExchange or any other current Customer Offering, directly or indirectly through bureau services, in France.

4.2.20	Secret or Confidential Information or Property

No Group Company has at any time (save either in the proper and ordinary course of business, subject to an obligation of confidentiality, or to the Group Company’s professional advisers or as required by law) disclosed to any person other than the Purchaser any information of a confidential nature relating to the Business.

So far as the Sellers are aware, to their Best Knowledge, there has been no breach of any obligations of confidentiality owed by any Group Company to any person or, so far as the Sellers are aware, to their Best Knowledge, by any person (including for this purpose by its employees, directors, consultants, agents or professional advisors) to any Group Company.

4.2.21	Information Technology

a)	The Disclosure Letter contains a list which is accurate in all material respects of all Information Technology which is owned by the Group Companies or which is used by, or on behalf of, the Group Companies and which is material to the Business (and excluding software licensed under Off-the-Shelf Licences).

b)	All Information Technology disclosed in the Disclosure Letter is:

•

excluding computer software, solely, legally and beneficially owned by the Group Companies listed in in the Disclosure Letter, free from all Liens, other than Liens arising in the ordinary course of business; or

•	used by the Group Companies listed in the Disclosure Letter pursuant to and within the terms and provisions of a subsisting contractual lease or licence to which the relevant Group Company is a party.

c)	No Seller is, to his Best Knowledge, aware of any actual or alleged breach, invalidity, or grounds for termination or rescission of any Off-the-Shelf Support Agreement or any other agreement relating to Information Technology owned by the Group Companies or used by, or on behalf of, the Group Companies (including, but not limited to, any software or system development agreements, agreements for the provision of information security or disaster recovery services, EDI services agreements, support and maintenance agreements for hardware and software, agreements for the provision of website hosting or data warehousing services, consultancy agreements or outsourcing agreements but excluding all Off-the-Shelf Licences), or of any allegation of such a thing, in each case whether current or existing during the twelve months ended on the Closing Date. So far as the Sellers are aware to their Best Knowledge, (i) the Group Companies have not waived any material breach by any other party or received any notice of termination of any such agreement within the twelve months ended on the Closing Date, and (ii) no such agreement is capable of being or will be terminated or rescinded or breached or subjected to any material adverse effect to the Business of its terms as a result of the transactions contemplated by this Agreement.

d)	The Information Technology used by the Group Companies is adequate in all material respects to permit the Group Companies to properly perform all their respective current obligations under existing contracts in the manner currently performed and otherwise for needs of the Business as currently conducted.

e)	To the Best Knowledge of the Sellers, all computer hardware owned or used by the Group Companies is in all material respects in good working order and is currently (and has been in the period of twelve months ended on the Closing Date) operated and maintained in accordance with good industry practice.

f)	The Group Companies have not experienced (during the twelve months ended on the Closing Date) any material disruption in the Business as a result of (a) any security breach in relation to any Information Technology, (b) any failure or other sub-standard performance of any Information Technology howsoever arising, including as a result of (i) the existence of any software bug, virus, worm, trojan or other software based defect or (ii) any insufficiency of hardware data storage or hardware processing capacity.

g)	Save for confidential disclosures to their third party contractors engaged in the development of Proprietary Software (on terms such that such contractors may not disclose to third parties and may use the source code only to perform such development), the Group Companies have not disclosed any source code relating to any Proprietary Software (“Company Source Code”) to any third party (including pursuant to any source code escrow arrangement) and so far as the Sellers are aware, to their Best Knowledge, no Company Source Code has otherwise become known by any third party. The Group Companies have taken all reasonable physical and electronic security measures to prevent unauthorized or accidental disclosure of Company Source Code.

h)	The Disclosure Letter contains details of all Open Source Materials that are material to the provision of services by or for the Group Companies to their customers.

i)	The Group Companies have not incorporated any Open Source Materials in any Customer Offerings or Proprietary Software.

j)	The Group Companies have not otherwise used Open Source Materials in such a way that they are subject to any obligation or requirement under any contract or licence which restricts the free use or disclosure by them, or requires the licensing or disclosure by them, of any software or source code.

k)	None of the Information Technology disclosed in the Disclosure Letter and in each case owned by a Group Company is the subject of any litigation, arbitration, mediation, opposition or administrative proceeding and so far as the Sellers are aware, to their Best Knowledge, no such litigation, arbitration, mediation, opposition or administrative proceeding is threatened.

l)	The Disclosure Letter contains details of any instance where a Group Company has not met a service level requirement relating to the Customer Offerings (and consequences thereof) which occurred within the twelve months ended on the Closing Date.

m)	The Group Companies have adequate Information Technology, contracts, personnel and procedures to support all of their service bureau customers, and to perform their contracted obligations with their service bureau customers in accordance with the terms and conditions of the agreements with their service bureau customers, at a secondary hosting facility in the event of significant disruption to their primary hosting facility.

n)	So far as the Sellers are aware, to their Best Knowledge, the Customer Offerings that have been distributed to customers of the Group Companies are free from significant defects in design, workmanship and materials and conform in all material respects to the written documentation and written specifications therefor (where available). The Group Companies have not (during the twelve months ended on the Closing Date) received written notice alleging failure of the Customer Offerings to meet their written specifications in breach of a contract between any Group Company and a customer of such Group Company.

o)	So far as the Sellers are aware, to their Best Knowledge, no software licensed to any Group Company is subject to a shutdown licence key that may prevent or hinder any Group Company’s use of such software in the event of a breach of licence by such Group Company.

4.2.22	Contracts

The Disclosure Letter sets forth a complete and correct list of all (written or oral) contracts (except employment contracts), agreements, commitments, instruments or other consensual obligations to which the Group Companies are a party or by which the Group Companies, or any of the assets of the Group Companies are bound or liable (excluding customary inventory purchase orders in the ordinary course of business) and:

a)	which each involve a yearly aggregate consideration payable or receivable by a Group Company in 2012 of CHF 125,000 or more;

b)	which evidence or provide for any borrowing indebtedness in excess of CHF 50,000 of any Group Company;

c)	which guarantee the performance, liabilities or obligations of any other person (whether legal or natural);

d)	which restrict the ability of any Group Company to conduct any business activities;

e)	which are terminable by any third party, or which would be breached, in each case, as a result of the transactions mentioned in this Agreement;

f)	which are concluded for a fixed period of more than one year or for an indefinite period which cannot be terminated on a 3 months’ notice; or

g)	which are otherwise material to the Business.

The agreements listed in the Disclosure Letter are collectively referred to as the “Significant Agreements”. The Group Companies are not in material breach of any of the Significant Agreements, or is any third party in material breach of the Significant Agreements or has repudiated any material provision of the Significant Agreements and no event has occurred which with notice, lapse of time or both would constitute a material breach or default or, subject to the Disclosure Letter, permit termination, modification or acceleration of any such Significant Agreement.

The RMA Go-Live date as provided for in the [**] Agreements is May 11, 2013.

4.2.23	Litigation

No Group Company is currently engaged in any claim, action, suit, arbitration, inquiry, proceeding or investigation (“Proceedings”) by or before any Swiss or foreign governmental commission, court, tribunal or arbitral body whether as claimant or defendant or otherwise and whether in respect of any Group Company or its undertaking, assets or properties, and no such Proceedings are pending, or, to the Best Knowledge of the Key Persons, threatened to be brought against any Seller or any Group Companies’ officers or staff relating to the Business, nor do any circumstances exist, to the Best Knowledge of the Key Persons, which are likely to give rise to any such Proceedings. There are no claims of whatever nature against any Group Company by any current or former directors, officers, or employees and there are no circumstances, to the Best Knowledge of the Key Persons, which are likely to give rise to any such claim. There is no judgment, arbitral award or order outstanding against a Group Company which has not been fulfilled or satisfied in full, in accordance with its terms.

4.2.24	Compliance with Laws

The Business has been conducted in all material respects in compliance with all laws and regulations of local, cantonal, federal and foreign governmental authorities applicable to the Group Companies. The Group Companies possess, and are in compliance in all material respects with, all licenses, permits, approvals and other governmental authorizations necessary for the conduct of the Business, which licenses, permits and approvals are set forth in the Disclosure Letter (“Licenses”), and, to the Best Knowledge of the Sellers, there is no reason or circumstance which indicates that such Licenses are likely to be revoked or materially amended to the detriment of the Group Companies or the Business, or confer a right of revocation on the issuer of such Licenses. No person is or will be entitled to revoke any such License as a result of the entry into or performance of this Agreement or any of the transactions contemplated hereunder.

4.2.25	Insurance

The Disclosure Letter contains a complete and correct list of all insurance policies to which the Group Companies are a party as of the date hereof. To the Best Knowledge of the Sellers and in their sole opinion, the Group Companies have entered into such insurance policies and obtained such coverage thereby as is customary and reasonable for a business of the sort as conducted by the Group Companies. The Group Companies have not received any notice or other communication from any insurance company which is outstanding canceling or amending such policies or substantially increasing the annual or other premiums payable under any of said insurance policies and, to the Best Knowledge of the Sellers, no such cancellation or amendment is threatened.

All premiums pertaining to the insurance policies have been paid, or are duly provided for in the accounts.

There are no claims outstanding under any of the insurance policies, other than in the ordinary course of business.

4.2.26	Employees

The Disclosure Letter contains a complete and correct list of all employees of the Group Companies as of the date of this Agreement. This list contains details about each employee’s salary (including benefits in kind), job title, age, length of service and bonus entitlement.

No notice is outstanding to terminate the contract of employment of any employee listed in the Disclosure Letter (whether given by the employer or by the employee) and no dispute under any employment laws or otherwise is outstanding between any Group Company and any of its current or former employees relating to their employment or its termination.

No changes occurred in the employment conditions of any employee listed in the Disclosure Letter, including but not limited to title, salary, notice period and non-competition undertaking, within the four months ended on the Closing Date.

No offer of a contract of employment has been made by any Group Company to any individual which has not yet been accepted or which has been accepted but where the individual’s employment has not yet started.

The acquisition of the Shares by the Purchaser will not contractually enable any employee of the Group Companies to terminate their employment or receive any payment or other benefit from any of the Group Companies.

No Group Company is a party to, bound by, or proposing to introduce in any respect of any of its directors or employees any share option, profit sharing, commission or any other scheme relating to the profit or sales of any Group Company.

To the Best Knowledge of the Sellers, in so far as they apply to their employees, the Group Companies have complied in all material respects with all applicable legal obligations, codes of conduct or practice, workforce or collective agreements, customs or practice.

4.2.27	Professional and Social Welfare

Any and all returns and reports related to Social Security Contributions that are required to be filed with respect to the Group Companies prior to the date hereof have been correctly filed. The Group Companies have paid in full any and all Social Security Contributions as due. No social security authority is now asserting any deficiency or claim for additional Social Security Contributions (or interest thereon or penalties in connection therewith) and any and all Social Security Contributions which (although not due) have accrued on the basis of the salaries to be paid until the date hereof, have been provisioned.

To the Best Knowledge of the Key Persons, there are no facts or circumstances existing or having arisen prior to the date hereof which have or may lead to a re-assessment by any social security authority of Social Security Contributions to be made by any Group Company relating to any period prior to the date hereof.

The details of the employee pension funds of the Group Companies are described in the Disclosure Letter (the “Pension Funds”). The Group Companies are meeting their obligations under the Pension Funds. Performance of these obligations for the Company is acknowledged in the pension fund certificate (hereinafter the “Pension Fund Certificate”) attached to the Disclosure Letter. The Group Companies are not required to contribute to any pension fund other than the Pension Funds.

4.2.28	No Collective Bargaining

There is no collective bargaining or other union agreement or arrangement (whether binding or not) to which any Group Company is a party or by which any Group Company is bound and no dispute between any Group Company and any trade union or other organization formed for a similar purpose is existing, pending or, to the Best Knowledge of the Sellers, threatened.

4.2.29	Independent Contractors

The Disclosure Letter contains a complete and correct list of independent contractors of the Group Companies which work for a Group Company on an on-going basis (which means in this context that such independent contractor works at least 10 hours per week for a Group Company). Each contract with such independent contractor to which a Group Company is a party can be terminated by the relevant Group Company without compensation linked to the termination (other than that payable by law).

4.2.30	Absence of Questionable Payments and Fraud

Neither the Group Companies, nor any of their current or former directors, officers, agents or employees or other person acting on behalf of the Group Companies has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of the laws of any national, federal, state, local or foreign jurisdiction. Neither the Group Companies, nor any of their current directors, officers, agents or employees, has accepted or received any unlawful contributions, payments, gifts, or expenditures.

Neither the Group Companies, nor any of their current or former directors, officers, agents or employees or other person acting on behalf of the Group Companies has committed any misrepresentation, fraud or other fraudulent behavior in the context of, or in connection with, his activity for any Group Company.

4.2.31	Powers of Attorney

The Disclosure Letter contains a complete and accurate list of all the individuals who have the power to represent individually or collectively the Group Companies on the basis of special powers of attorney to represent in connection with certain transactions or toward certain third parties (including powers of attorneys relating to the banking account of the Group Companies).

4.2.32	Accuracy of Information

None of the representations, warranties or statements contained in this Agreement and the Schedules (including the Disclosure Letter) contains any untrue statement of a fact or omits to state any material facts which, if disclosed to the Purchaser, would change in any material respect the contents or scope of the information disclosed.

4.2.33	No Further Representations and Warranties

Except as expressly stated in this Section 4.2, the Sellers make no express or implied representation or warranty with respect to any matter whatsoever in relation to the transactions contemplated in this Agreement, including without limitations with respect to the Shares, the Group Companies and the Business.

5 COVENANTS

5.1	Covenant Not to Compete and Not to Solicit

For the purpose of assuring to the Purchaser the full benefit of the business and goodwill of the Group Companies, each Seller undertake by way of further consideration for the obligations of the Purchaser under this Agreement and as a separate and independent agreement that such Seller:

a)	will (i) at no time after the Closing disclose to any person, or use for any purpose (a) any information concerning the Business, accounts or finances of the Group Companies, (b) any information relating to the Group Companies’ clients, agents, consultants or affairs of which such Seller has knowledge; except in all cases if required by law or if reasonably required by a Seller for his own use and (ii) use his best endeavors to prevent the publication or disclosure by an Affiliate of the information described in letters (a) and (b) above after the Closing;

b)	will not for two (2) years from the Closing Date, either on his own account or for any other person, directly or indirectly (including through an Affiliate), hire, solicit or endeavor to entice away from any Group Company as then constituted, any person who is, or has during the immediately preceding two years been, a client or employee of, or in the habit of dealing with such Group Company; and

c)	for the period set out in Section 5.1(b) above he will not, alone, or jointly with, or as manager, agent for, or employee of any person, or as a shareholder (except as shareholder of a listed company with an interest of 5% or less in such listed company), directly or indirectly (including through an Affiliate), carry on or be engaged, concerned or interested in (a) the Business; or (b) any business competitive with the Business as carried on by the Group Companies at the date of this Agreement.

5.2	Breach of Covenant Not to Compete and Not to Solicit

Each Seller recognizes that the activities prohibited by Sections 5.1(b) and 5.1(c) may result in irreparable damage and harm to the Purchaser and therefore each Seller agrees to pay a penalty amount (as may be provided pursuant to Article 160 of the Swiss Code of Obligations) of CHF 1,000,000 for each breach or violation of his obligation under Section 5.1(b) and 5.1(c). Notwithstanding the preceding sentence, each Seller hereby recognizes and acknowledges that the Purchaser may in addition and at his election institute and prosecute proceedings: (i) to obtain damages for such activities prohibited by Section 5.1, (ii) to seek penalty payment pursuant to the preceding sentence, (iii) to obtain specific performance by such Seller of Section 5.1 (including through provisional or pre-provisional proceedings), (iv) to enjoin such Seller from engaging in the activities prohibited in Section 5.1 (including through provisional or pre-provisional proceedings) or (v) to pursue any one or more of the foregoing or any other remedy available to the Purchaser under applicable law. The Purchaser shall not, by seeking or obtaining such relief, be deemed to have precluded itself from obtaining any other relief to which it may be entitled.

5.3	Post-Closing Covenant by the Purchaser

Within 15 (fifteen) days from Closing, the Purchaser shall procure that the general meeting of shareholders of the Parent Company and the Company duly resolves to (i) acknowledge the resignation of all the directors of the Parent Company and the Company as at the Closing Date and to (ii) grant all these directors discharge (décharge) for their activity up to the Closing Date in accordance with article 698 of the Swiss Code of Obligations. The Purchaser shall procure that equivalent actions are taken in respect of all other Group Companies within 30 (thirty) days from Closing. The Purchaser shall provide to the Sellers evidence of the actions taken according to the previous sentences.

6 INDEMNIFICATIONS

6.1	Indemnification by the Seller

The Sellers shall, jointly and severally, indemnify and hold harmless the Purchaser from and against any and all losses, damages, liabilities, obligations, claims, judgment costs and expenses including attorneys’ fees incurred by the Purchaser by reason of or resulting from (i) a breach of or inaccuracy in the Sellers’ representations and warranties contained in Section 4.2 or (ii) a breach of any of the Sellers’ covenants contained in this Agreement. The Parties agree that any damages arising from a decrease of the share price of Bottomline Technologies, Inc. shall not be considered as damages indemnified by the Sellers in accordance with this Section 6.

The indemnification provisions set forth in this Agreement shall supersede the provisions of the CO (including articles 200, 201 and 210).

With respect to any indemnification to be paid after Closing, the Purchaser shall have the right to seek payment from the Escrow Account in accordance with the terms of the Escrow Agreement, where any claim by the Purchaser is admitted by the Sellers or recognized by a final award and, if the Sellers’ liability exceeds the amount held on the Escrow Account, to claim from the Sellers to pay the amount of such excess either to the Purchaser or directly to any Group Company, subject to the terms of this Section 6.

Any payment made by the Sellers under this Section 6 shall be considered as a reduction of the Purchase Price.

6.2	Indemnification by the Purchaser

The Purchaser shall indemnify and hold harmless the Sellers from and against any losses, damages, liabilities, obligations, claims, judgments, costs and expenses including reasonable attorneys’ fees incurred by the Sellers by reason of or resulting from a breach of or inaccuracy in the Purchaser’s representations and warranties contained in Section 4.1 of this Agreement or from a breach of any of the Purchaser’s covenants contained in this Agreement.

6.3	Deductions from Payments

All sums payable under this Section 6 shall be paid free and clear of all deductions, withholdings, Taxes, whatsoever, except as may be required by law.

If any deductions or withholdings are required by law to be made from any of the sums payable under this Section 6, the paying party shall be obliged to pay the receiving party such sum as will, after the deduction or withholding has been made, leave the receiving party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

If any Taxes shall be payable by the receiving party on any sum payable under this Section 6, the paying party shall be obliged to pay to the receiving party such sum as will, after the payment of such Taxes has been made by the receiving party, leave the receiving party with the same amount as it would have been entitled to receive in the absence of any such requirement to pay Taxes.

Such payments under this clause 6.3 shall be paid within 30 Business Days of written demand for payment being made.

6.4	Limitation in Time, Notification Requirement

A Party may request indemnification as provided in this Section 6 or claim for breach of a warranty contained in Section 4 during a period of eighteen (18) months from the Closing Date, with the exception of the representations and warranties contained in Section 4.2.14 (Taxes) which shall expire ten (10) years from the Closing Date. The above periods are collectively referred to as the “Indemnification Periods” and each an “Indemnification Period.”

A Party shall notify the other Parties expeditiously and in any event no later than within 90 (ninety) days (the “Notice Period”) upon discovery of a breach of a representation, warranty or covenant with reasonable certainty (a “Notice”). Any Notice shall describe the alleged breach of representation, warranty or covenant and the allegedly incurred damages in reasonable detail. The other Parties shall have the right to remedy or mitigate any damages within 60 (sixty) days from receipt of the Notice.

A Party’s failure to deliver a Notice in respect of an alleged claim within the Notice Period shall not relieve the other Parties from any liability that they have except if and to the extent that the other Parties shall have been materially prejudiced thereby either because the damages have increased or the notifying Party has failed to take reasonable steps to mitigate the damages.

If a Party fails to initiate arbitral proceedings against the other Parties in accordance with Section 7.12 within 18 (eighteen) months from the dispatch of the Notice, the relevant claim shall be definitely foregone and unenforceable.

The provisions in this Section supersede any statutory examination or notice requirements.

6.5	Limitations of Liability

The Sellers shall have no liability (for indemnification or otherwise) under this Section 6 if, in respect of a specific event or a series of related events, the amount of damages allegedly incurred does not exceed CHF 20,000 (the “De Minimis Amount”). The Sellers shall have no liability under this Section 6.1 until the Purchaser has suffered damages in excess of CHF 250,000 (the “Threshold”) in the aggregate (for the avoidance of doubt, not counting any claims which are below the De Minimis Amount), at which point the Sellers will be obligated to indemnify the Purchaser from and against all such damages, from the first Swiss franc, except for Sellers’ liability for Taxes (Section 4.2.14) for which there shall be no Threshold.

The Sellers’ liability under this Agreement shall not exceed a sum equal to 20% (twenty percent) of the Purchase Price (the “Cap”).

6.6	Exclusions of Liability

The Sellers shall not be liable under this Agreement in respect of damages, to the extent such damages (i) are remedied by the Sellers in accordance with Section 6.4, (ii) are being compensated for by an insurance company or any other person, (iii) are reflected in provisions in the Accounts, (iv) result in actual tax savings for the Purchaser or any of the Group Companies, (v) have been Disclosed to the Purchaser in terms of scope and extent or (v) are caused by the Purchaser or of any of the Group Companies, including as a result of a failure to take reasonable steps to mitigate any damages.

6.7	Third Party Claims

Promptly after the Purchaser shall have received notice (an “Indemnification Notice”) of the commencement of any action by any third party in respect of which the Purchaser will or may seek indemnification under this Section 6 (the “Third Party Claim”), the Purchaser shall immediately notify the Sellers thereof in writing pursuant to Section 7.1, but no failure to so notify the Sellers shall relieve the Sellers from any liability that they have to the Purchaser except if and to the extent that the Sellers shall have been materially prejudiced thereby either because the damages have increased or the notifying Party has failed to take reasonable steps to mitigate the damages. In making any notice under this Section 7, the Purchaser will specify with reasonable particularity the item or items giving rise to the claim and the basis of the claim.

The Purchaser, in consultation with Sellers’ Representative and taking into account the reasonable interests of the Sellers, shall be entitled to defend lawsuits or actions (including, without limitation, all administrative appeals, proceedings, hearings and conferences with any tax authority and all aspects of any litigation relating to taxes) and to employ and engage attorneys of its own choice (with prior consultation with Sellers’ Representative) to adequately handle and defend the same. The reasonable fees of such attorneys shall be borne by the Sellers (to the extent such fees cannot be recovered from the counterparty). In any event, the Purchaser may not settle any such Third Party Claims without Sellers’ Representative’s consent, such consent not to be unreasonably withheld. The Purchaser shall keep the Sellers’ Representative informed of any proceedings relating to a Third Party Claim.

The Sellers shall have the right to employ their own, separate counsel who may give non-binding advice to the Purchaser and shall have the right to be consulted by the Purchaser in the defense of such lawsuit or action, but the fees and expenses of such counsel shall be at the expense of the Sellers.

The Sellers shall co-operate in all respects with the Purchaser and its attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom.

Notwithstanding the above, the Sellers may, subject to the prior written approval of the Purchaser, defend any claim themselves (or lead the defense by the Purchaser of any claim) at their entire costs and the Purchaser shall take any action and provide assistance required by the Sellers to enable the Sellers to defend such claim.

6.8	Exclusive Remedy

The sole and exclusive remedy of any Party for any misrepresentation (excluding fraudulent or intentional misrepresentation) or any breach of a warranty or covenant set forth in or made pursuant to this Agreement shall be a claim for indemnification under and pursuant to this Section 6 provided, however, that the Purchaser shall be entitled to specific performance and injunctive relief where available by applicable law. The remedies for breach of representations and warranties shall be in lieu of, and not in addition to, the remedies provided for by law. All other remedies including, without limitation, the right to rescind this Agreement and to seek reduction of the Purchase Price shall not apply and are expressly waived. In particular, and without limitation to the foregoing, the Sellers and the Purchaser hereby explicitly waive the right of contract rescission under articles 23 et seq. and 205 CO.

6.9	Tax Indemnity

Notwithstanding anything to the contrary in this Agreement, the Sellers will, jointly and severally, be responsible for, will pay, and will indemnify Swiss Franc for Swiss Franc and hold harmless the Purchaser from and against any and all liabilities, costs and expenses resulting from, arising out of, or relating to Taxes of the Group Companies relating back to periods prior to the Closing Date. For the avoidance of doubt, the indemnity under this Section 6.9 shall not include Taxes relating to the English Subsidiary which are dealt with in the UK SPA.

6.10	[**] Claim Indemnity

So long as the Company has duly performed its obligations contained in the [**] Agreements, the Sellers will, severally and not jointly, be responsible for and will pay to the Purchaser any [**] Claim which is owed and has been paid by the Company pursuant to the terms of the [**] Agreements. The Sellers shall have no liability for any [**] Claim unless and before the Company has used its commercially reasonable efforts to remedy the fact or event which has triggered such [**] Claim (if capable of being remedied), as the case may be at the reasonable cost of the Sellers. For the avoidance of doubt, each Seller shall only be liable under this Section 6.10 up to an amount which corresponds to any [**] Claim multiplied by the percentage of Shares owned by him as set out in Schedule A.

Until the Warranty End Date, the Sellers’ liability under this indemnification provision shall not exceed a sum equal to CHF 18,658,500 (for the avoidance of doubt, this amount shall be part of, and not in addition to, the Cap). After the Warranty End Date, the Sellers’ liability under this indemnification provision shall be reduced to CHF 567,372 through the Final Date, at which point it will reduce to zero.

The indemnity under this Section 6.10 shall be subject to the other terms of this Section 6, excluding the joint and several liability of the Sellers, the Indemnification Periods and the Threshold, but including, for the avoidance of doubt and without limitations, the Cap.

The Parties acknowledge that the indemnity given by the Sellers to the Purchaser pursuant to this Section 6.10 (the “[**] Indemnity”) is based on the assumption that Simon Kalfon, as the Managing Director, Financial Messaging of the Company after Closing, will remain in charge and in control of the [**] Project and that the Purchaser and/or its affiliates will, if so reasonably requested by Simon Kalfon, assist the Company in duly performing the [**] Project, including by providing technical and management assistance.

The Purchaser undertakes that from Closing until the Warranty End Date it will not (and it will procure that the Company will not) change, remove, amend the terms of employment of, or terminate any employee of the Company who is directly involved in the [**] Project without the consent of Simon Kalfon, which consent shall not be unreasonable withheld; provided, however, that Simon Kalfon acknowledges and agrees that the Purchaser will make certain changes with respect to the Company’s employment policies to make them consistent with the Purchaser’s global employment policies, which in the aggregate will not have a material impact on Company’s ability to perform the [**] Project. In the event that, despite such consent not having been given by Simon Kalfon, such employees are changed, removed or terminated by the Purchaser, or they have their terms of employment amended, with such events having a material negative impact on the Company’s ability to perform the [**] Project in accordance with the terms of the [**] Agreements, then the [**] Indemnity shall lapse immediately and the Sellers shall have no liability whatsoever under the [**] Indemnity (and any Escrow Amount shall immediately be released in favour of the Sellers (excluding any Pending Claims) if this occurs at a date which is after 18 months from Closing).

The Purchaser conducts its activities in accordance with the highest business, ethical and legal standards. Toward that end, all of the Purchaser’s employees are required to adhere to all applicable laws, rules and regulations, as well as the company’s internal policies, which include but are not limited to the Purchaser’s Code of Business Conduct and Ethics and its Guiding Principles. Such practices advance not only the interests of the Purchaser and its employees, but also the interests of its partners and customers; sound and ethical business practices lead to excellent results. Once part of the Purchaser team, all employees of the Company will be required to adhere to these same high standards, as embodied in the Purchaser’s policies, and to follow the lawful direction of the Purchaser’s management. Employees of the Company will be held accountable for their actions and subject to the same disciplinary policies and procedures as any other worldwide employee of the Purchaser. Nothing in this Agreement shall be deemed to exempt any employee of the Company from adherence to the Purchaser’s policies, standards and requirements, nor shall any disciplinary action by the Purchaser for a violation of these policies, standards or requirements be deemed a release of Sellers’ indemnification obligations with respect to the [**] Project.

6.11	Employee Indemnity

Notwithstanding anything to the contrary in this Agreement, the Sellers will, jointly and severally, be responsible for, will pay, and will indemnify Swiss Franc for Swiss Franc and hold harmless the Purchaser from and against any and all liabilities, costs and expenses resulting from, arising out of, or relating to the fact that any Group Company promised to Ralph Baust, Volker Heinze, Urs Flück and Blaise Mayor to receive shares in the Parent Company or the Company.

6.12	Lease Indemnity

Notwithstanding anything to the contrary in this Agreement, the Sellers will, jointly and severally, be responsible for, will pay, and will indemnify Swiss Franc for Swiss Franc and hold harmless the Purchaser from and against any and all liabilities, costs and expenses exceeding an amount of CHF 60,000 and resulting from, arising out of, or relating to the obligation of the Company reinstate and/or renovate the premises located at rue des Bains 33, Geneva, further to the termination of the associated lease agreement.

7 MISCELLANEOUS

7.1	Notices

All notices, requests, demands, waivers and other communications (together “Notices”), required or permitted to be given under or in connection with this Agreement shall be in writing and shall be deemed to have been duly given if sent by registered mail or by facsimile with a confirmation by registered mail, as follows:

(a)	if to Sellers, to the Sellers’ Representative:

Simon Kalfon

At the address stated on the first page of this Agreement

with a copy to:

Pestalozzi Attorneys at Law Ltd

Quai du Mont-Blanc 5

1201 Genève

Attn: Sébastien Roy

Facsimile: +41 22 999 96 01

With a scanned copy sent in addition by e-mail: sebastien.roy@pestalozzilaw.com

(b)	if to the Purchaser, to:

Bottomline Technologies Limited

115 Chatham Street

Reading

Berkshire, RG1 7JX

Attn: Nigel Savory

Facsimile: +44 118 956 0999

with copies to:

Bottomline Technologies Limited

115 Chatham Street

Reading

Berkshire, RG1 7JX

Attn: Paul Dharwar

Facsimile: +44 118 956 0999

Lenz & Staehelin

Route de Chêne 30

1208 Genève

Attn: Guy Vermeil

Facsimile: +41 58 450 70 01

WilmerHale

Alder Castle

10 Noble Street

London EC2V 7QJ

Attn: Joe Pillman

Facsimile: +44 207 645 2424

or to such other substitute person or address or facsimile number as any Party shall from time to time specify by notice in writing to the other Party.

Notices and communications made by facsimile shall be deemed to be received on the date of dispatch provided that an answer-back confirmation is available, irrespective of the date of receipt of the confirmation by registered mail. Notices given by registered mail only are deemed to be received upon delivery to the addressee.

7.2	Entire Agreement

This Agreement (including the Schedules which are part of this Agreement, and documents and agreements to be delivered in accordance with this Agreement) constitutes the entire agreement between the Parties hereto and supersedes all prior agreements and undertakings, oral or written, between the Parties hereto with respect to the subject matter hereof, except the non-disclosure agreements and similar confidentiality undertakings which have been entered into prior to Closing between the Parties and/or their affiliates which shall remain in full force and effect pursuant to their terms.

7.3	Severability of Provisions

If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforceable to the fullest extent permitted by law.

7.4	Binding Effect, Benefit

This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

7.5	Assignability

The Parties may not assign this Agreement and all or part of any of their rights under this Agreement without the prior written consent of all the Parties.

7.6	Amendment and Modification; Waiver

This Agreement may be amended or modified by a written instrument duly executed by the Purchaser and the Sellers at any time with respect to any of the terms contained herein. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach or a waiver of any other provision of this Agreement.

7.7	Announcements

7.7.1	Employees

The transactions contemplated by this Agreement shall not be announced to the employees of any Group Company prior to the issuance of the press release or public announcement set forth in Section 7.7.2. The form of the announcement to the employees of any Group Company shall be in a form to be agreed upon by the Parties and in accordance with applicable laws.

7.7.2	Press Release and Public Announcements

The Parties shall consult each other and cooperate in the preparation of a press release to be issued. No other announcement concerning this sale and purchase or this Agreement shall be made by any of the Parties except as required by any applicable law (including any United States securities laws) or any competent regulatory authority (including the US United States Securities and Exchange Commission), or with the written approval of the other Party (such approval not to be unreasonably withheld or delayed).

7.8	Confidentiality

Except when reasonably necessary to be disclosed to obtain the financing or refinancing of any of the transactions contemplated under this Agreement or if required by law (including any United States securities laws), each Party agrees to keep the terms of this Agreement and any information acquired during the course of the negotiations having led to this Agreement strictly confidential and not to disclose such information without the written consent of the other Party. If such disclosure is required by applicable law, the other Party shall, as far as is legally permissible, be given the opportunity to review in advance the proposed disclosure.

7.9	Adviser’s Fees; Expenses

Each of the Parties shall bear its own fees and costs incurred in connection with the negotiation, entry into, completion and performance of this Agreement and the transactions mentioned in this Agreement, including those of its financial, technical, legal and other advisers.

Without prejudice to the foregoing, the Parent Company shall not bear any fees or costs in connection with the transactions mentioned in this Agreement.

7.10	Applicable Law

This Agreement and the legal relations between the Parties hereto shall be governed by and construed in accordance with the laws of Switzerland.

7.11	Arbitration

Any dispute, controversy or claim arising out of or in relation to this contract, including the validity, invalidity, breach or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce (the “Rules”) in force on the date when the notice of arbitration is submitted in accordance with these Rules.

The number of arbitrators shall be three.

The seat of the arbitration shall be Geneva.

The arbitral proceedings shall be conducted in English.

Each Party to this Agreement hereby irrevocably consents to the exclusive jurisdiction and venue of the Arbitral Tribunal.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BOTTOMLINE TECHNOLOGIES LIMITED:

/s/ _ Kevin Donovan
By: Kevin Donovan
Title: Director

SIMON KALFON

_/s/ Simon Kalfon

PHILIPPE MEYLAN

/s/ Philippe Meylan

ETIENNE SAVATIER

/s/ Etienne Savatier

DAVID BENARROCH

/s/ David Benarroch